                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 11-K

                                 ANNUAL REPORT

                                  -----------

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                    FOR PLAN YEAR ENDED: DECEMBER 31, 1995


                                      OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                 FOR THE TRANSITION PERIOD FROM            TO


                       COMMISSION FILE NUMBER   1-12428


      A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:


                OASIS RESIDENTIAL, INC. 401(k) RETIREMENT PLAN


      B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:


                        OASIS RESIDENTIAL, INC.
                        4041 EAST SUNSET ROAD
                        HENDERSON, NEVADA 89014-0215


       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (702) 435-9800

                                _______________

                              REQUIRED INFORMATION


Financial Statements and Exhibits as follows:

      1.   Financial statements and schedules

              Financial statements:
                 Report of Independent Accountants                      Pg 1

                 Statement of Net Assets Available for Benefits
                 as of December 31, 1995                                Pg 2

                 Statement of Changes in Net Assets Available for
                 Benefits for the year ended December 31, 1995          Pg 3

                 Notes to Financial Statements                          Pgs 4-7


              Schedules:
                 Item 27a - Schedule of Assets Held for Investment
                 Purposes as of December 31, 1995                       Pg 8

                 Item 27d - Schedule of Reportable Transactions
                 for the year ended December 31, 1995                   Pg 9

      2.   Exhibits

           (23)  Consent of Independent Accountants

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors
Oasis Residential, Inc.

We have audited the accompanying statement of net assets available for benefits of the Oasis Residential, Inc. 401(k) Retirement Plan as of December 31, 1995, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                COOPERS & LYBRAND, L.L.P.

San Francisco, California
June 14, 1996


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
                 OASIS RESIDENTIAL, INC. 401(K) RETIREMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1995





Investments:
At fair value:
Principal Mutual Life Money Market Fund                    $ 47,887
Principal Mutual Life U.S. Stock Fund                        27,447
Principal Mutual Life Bond and Mortgage Fund                 38,600
Principal Mutual Life International Stock Fund               20,931
Principal Mutual Life Growth Fund                            41,421
Participant notes receivable                                  2,000
                                                           --------
                                                            178,286

At contract value:
Principal Mutual Life
     Annuity Contract, matures 12/31/99                      50,965
                                                           --------
Total investments                                           229,251
                                                           --------

Receivables:
Participant's contributions                                   8,706
Employer's contribution                                       3,427
                                                           --------
Total receivables                                            12,133
                                                           --------
Net assets available for benefits                          $241,384
                                                           ========





                       See notes to financial statements


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
                 OASIS RESIDENTIAL, INC. 401(K) RETIREMENT PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 1995





Additions to net assets attributed to:

Contributions:
Participants'                                              $174,069
Employer                                                     69,990
                                                           --------
                                                            244,059
Investment income:
Net appreciation in fair value of investments                14,183
                                                           --------
        Total additions                                     258,242
                                                           --------

Deductions from net assets attributed to:
Benefits paid to participants                                16,858
                                                           --------
Net increase                                                241,384

Net assets available for benefits:

Beginning of year                                                 -
                                                           --------
End of year                                                $241,384
                                                           ========





                       See notes to financial statements

                 OASIS RESIDENTIAL, INC. 401(K) RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1995



1.   DESCRIPTION OF PLAN

     On February, 1, 1995, Oasis Residential, Inc. (the Company) adopted the Oasis Residential, Inc. 401(k) Retirement Plan (the Plan), effective January 1, 1995. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions:


     GENERAL

     The Plan is a defined contribution plan covering all employees of the Company who have one year of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


     CONTRIBUTIONS

     Each year, participants contribute up to 15% of pretax annual compensation, as defined in the Plan, subject to certain limitations. The Company contributes 50% of the first 6% of compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company's Board of Directors.


     PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


     VESTING

     Participants are immediately vested in their contributions plus actual earnings thereon. Participants joining the Plan vest progressively in the Company's contributions plus actual earnings thereon at the rate of 20% per ensuing year of service, provided the participant worked at least 1,000 hours during each plan year.


     INVESTMENT OPTIONS

     Upon enrollment in the Plan, a participant may direct contributions in any of the following six investment options:

          Guaranteed Interest Fund - funds are invested in a five year
          guaranteed interest contract with an insurance company.   Each
          contribution made to the account receives the guaranteed interest rate in effect at the time the contribution is received by the insurance company. The rates for contributions received are blended together at the end of the calendar year to establish a weighted-average rate for the remainder of the guaranteed period. The full value of the contract is available for withdrawal or transfer at maturity. A charge may apply for

                 OASIS RESIDENTIAL, INC. 401(K) RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1995


INVESTMENT OPTIONS (CONTINUED)

          withdrawal or transfer from the account before the guarantee period ends. Withdrawals can be made at no charge for retirement, termination of employment, disability, or death. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the Plan's administrator. The weighted average interest rate at December 31, 1995, for the guaranteed interest contract that expires December 31, 1999 was 5.15%.

          Money Market Fund - funds are invested in a high-quality commercial paper and unsecured loans to companies.

          Bond & Mortgage Fund - funds are invested in longer term loans to companies, most of which are bonds and commercial mortgages.

          U.S. Stock Fund - funds are invested in stocks of U.S. companies.

          Growth Stock Fund - funds are invested in stocks of large rapidly-growing U.S. companies.

          International Stock Fund - funds are invested in stocks of international (non-U.S.) companies mainly in Western Europe and developing economies of Asia.

     Upon enrollment participants are also able to direct contributions into the Employer Stock Investment Fund, which invests solely in the Company's stock. However, until the Plan Agreement is amended to allow this investment option and shares of the Company have been appropriately registered, contributions are invested in the Money Market Fund.

     Participants may change their investment options monthly.


     PARTICIPANT NOTES RECEIVABLE

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participant Notes Fund. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. The interest rate at December 31, 1995, for outstanding loans was 10 percent. Principal and interest is paid ratably through monthly payroll deductions.


     FORFEITED ACCOUNTS

     In 1995, forfeited non-vested accounts totaled $4,401. These accounts will be used to reduce future employer contributions.

                 OASIS RESIDENTIAL, INC. 401(K) RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1995


2.   SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES


     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared under the accrual method of accounting.


     ACCOUNTING ESTIMATES AND ASSUMPTIONS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.


     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments are stated at fair value except for its guaranteed interest contract which is valued at contract value. Participant notes receivable are valued at cost which approximates fair value.

     The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) of those investments.


     PAYMENT OF BENEFITS

     Benefits are recorded when paid.


     PLAN EXPENSES

     All expenses related to the operation and administration of the Plan are paid by the Company.


3.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are units in investment funds managed by Principal Mutual Life Insurance Company. The Principal Mutual Life Insurance Company is the Plan's administrator and therefore, these transactions qualify as party-in-interest.


4.   INCOME TAX STATUS OF THE PLAN

     The Plan is designed to constitute a qualified plan under section 401(a) and 401(k) of the Internal Revenue Code and is therefore considered to be exempt from federal income taxes under section 501(a). The Plan has submitted an application for the Determination of Employee Benefit Plan with the Internal Revenue Service and expects to receive a favorable determination. The income tax status of each participant with respect to their

                 OASIS RESIDENTIAL, INC. 401(K) RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1995


     investment in the Plan is described in information submitted to them and generally such amounts are tax deferred until distribution.


5.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


6.   ALLOCATION TO INVESTMENT PROGRAMS

     The following represents the net assets as of December 31, 1995 and the changes in net assets for the year then ended by investment program:


                                GUARANTEED    U.S.    MONEY    BOND AND  INTERNATIONAL  GROWTH
                                 INTEREST    STOCK    MARKET   MORTGAGE      STOCK      STOCK   PARTICIPANT
                       TOTAL       FUND       FUND     FUND      FUND        FUND        FUND      NOTES      RECEIVABLES
                       -----     --------    -----    ------   -------    -----------   ------  ----------    -----------
Additions:

Contributions:

Participants          $174,069   $39,559    $19,796  $34,238   $29,705     $15,026     $27,039    $   --        $ 8,706
Employer                69,990    16,224      7,701   14,357    11,484       5,178      11,619        --          3,427
                      --------   -------    -------  -------   -------     -------     -------    ------        -------
                       244,059    55,783     27,497   48,595    41,189      20,204      38,658        --         12,133
                      --------   -------    -------  -------   -------     -------     -------    ------        -------
Net appreciation
  in fair value
  of investments        14,183     1,434      3,448    1,102     2,459       1,252       4,488        --             --
                      --------   -------    -------  -------   -------     -------     -------    ------        -------
Total additions        258,242    57,217     30,945   49,697    43,648      21,456      43,146        --         12,133
                      --------   -------    -------  -------   -------     -------     -------    ------        -------
Deductions:

Benefits paid to
  participants          16,858     5,615      3,156    1,300     3,636         525       2,626        --             --
                      --------   -------    -------  -------   -------     -------     -------    ------        -------
Net increase           241,384    51,602     27,789   48,397    40,012      20,931      40,520        --         12,133


Inter-fund transfers        --      (637)      (342)    (510)   (1,412)         --         901     2,000             --
                      --------   -------    -------  -------   -------     -------     -------    ------        -------

Net assets available
  for benefits:

Beginning of year           --        --         --       --        --          --          --        --             --
                      --------   -------    -------  -------   -------     -------     -------    ------        -------
End of year           $241,384   $50,965    $27,447  $47,887   $38,600     $20,931     $41,421    $2,000        $12,133
                      ========   =======    =======  =======   =======     =======     =======    ======        =======
Number of employees
  under each
  program                             66         45       64        54          37          45



7.   SUBSEQUENT EVENT

     On January 29, 1996, the Plan was amended to allow a participant to elect to have his or her contributions invested in the Employer Stock Investment Fund. This investment fund is invested solely in the Company's stock. The Company believes that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Service.

                 OASIS RESIDENTIAL, INC. 401(K) RETIREMENT PLAN

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1995



(a)          (b)                                 (c)                                   (d)                  (e)
                                Description of investment including
      Identity of issue,          maturity day, rate of interest,                                         Current
      lessor or similar             collateral, par, or maturity                      Cost                 value
      ------------------        -----------------------------------                 --------             --------
*   Principal Mutual Life        Money Market Fund                                  $ 46,785             $ 47,887

*   Principal Mutual Life        U.S. Stock Fund                                      23,999               27,447


*   Principal Mutual Life        Bond and Mortgage Fund                               36,141               38,600


*   Principal Mutual Life        International Stock Fund                             19,679               20,931

*   Principal Mutual Life        Growth Stock Fund                                    36,933               41,421


*   Principal Mutual Life        Annuity Contract                                     49,531               50,965


*   Oasis Residential, Inc.      Participant notes (repayable over a
    401(k) Retirement Plan       term up to five years at 10% per annum)               2,000                2,000
                                                                                    --------             --------
                                                                                    $215,068             $229,251
                                                                                    ========             ========

- -----------
*  Represents party-in-interest to the Plan



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
                 OASIS RESIDENTIAL, INC. 401(k) RETIREMENT PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1995




       (a)                           (b)                (c)         (d)        (e)        (f)        (g)        (h)         (i)
                                                                                                              Current
                                                                                                               value
                            Description of asset                                                              of asset      Net
                             (include interest                                          Expense      Cost       on         gain
   Identity of              rate and maturity in     Purchase     Selling     Lease    incurred       of    transaction     or
 party involved                case of loan)          price        price      rental  transaction    asset     date        loss
 --------------             --------------------     --------     -------     ------  -----------    -----  -----------    ----
Participants/Employer      Contribution to Money
                           Market Fund               $ 48,595       $-          $-        $-          $-     $ 48,595      $-

Participants/Employer      Contribution to U.S.
                           Stock Fund                  27,497        -           -         -           -       27,497       -

Participants/Employer      Contribution to Bond and
                           Mortgage Fund               41,189        -           -         -           -       41,189       -

Participants/Employer      Contribution to
                           International Stock Fund    20,204        -           -         -           -       20,204       -

Participants/Employer      Contribution to Growth
                           Stock Fund                  38,658        -           -         -           -       38,658       -

Participants/Employer      Contribution to Annuity
                           Contract                    55,783        -           -         -           -       55,783       -

Participants               Participant notes,
                           due 2000                     2,000        -           -         -           -        2,000       -
                                                     --------       --          --        --          --     --------      --
                                                     $233,926       $0          $0        $0          $0     $233,926      $0
                                                     ========       ==          ==        ==          ==     ========      ==



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

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


OASIS RESIDENTIAL, INC. 401(K) RETIREMENT PLAN





   Scott S. Ingraham                                                    6-28-96
- --------------------------------                                        -------
   Scott S. Ingraham
   President
   Oasis Residential, Inc.





   Alvin R. Garraway                                                    6-28-96
- --------------------------------                                        -------
   Alvin R. Garraway
   Vice President and Controller
   Oasis Residential, Inc.



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